Exhibit 99.2

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT is made as of the 10th day of July, 2018.

AMONG:

THE STARS GROUP INC., a corporation continued under the laws of the Province of Ontario

(the “Corporation”)

- and -

Cyan Blue Jerseyco Limited (the “Holder”)

WHEREAS the Corporation issued on the date hereof to the Holder Common Shares (as defined herein) pursuant to a sale and purchase deed made as of April 21, 2018 between, among others, the Corporation and the Holder.

WHEREAS the parties desire to enter into this Agreement to provide for the right of the Holder (as defined herein) to require the Corporation to prepare and file a Canadian Prospectus (as defined herein) with the Canadian Securities Authorities (as defined herein) and a Registration Statement (as defined herein) with the SEC (as defined herein), as applicable, to permit the sale of Registrable Securities (as defined herein) in accordance with the terms and conditions of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1
EFFECTIVENESS; DEFINITIONS.

1.1                               Effectiveness. This Agreement shall become effective upon the date hereof.

1.2                               Definitions. As used in this Agreement, the following terms will have the following respective meanings:

“Affiliate” shall mean, with respect to any specified Person any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person.

For the purposes of this Agreement, a Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: securities entitled to elect a majority of the board of directors of such company or other body corporate are held, other than by way of security only (but excluding foreclosure or realization and without transferring any voting rights), directly or indirectly, by or solely for the benefit of the other Person or Persons; or (ii) in the case of a Person that is not a company or other body corporate, more than 50% of the participating (equity) and voting interests of such

Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Agreement” “hereto”, “herein”, “hereby”, “hereunder”, “hereof”, and similar expressions refer to this Agreement and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

“Board” shall mean the board of directors of the Corporation.

“Bought Deal” shall mean an Underwritten Offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of the Corporation in a “bought deal” letter or, in the case of a U.S. transaction, an underwritten block trade or similar transaction or other transaction with a 1-day or less marketing period, including overnight bought deals.

“Business Day” shall mean any day on which commercial deposit-taking banks are generally open for business in New York and Toronto other than a Saturday, a Sunday or a day observed as a holiday in such locations under Laws.

“Canadian Base Shelf Prospectus” has the meaning given to that term in Section 2.2(a)(i).

“Canadian Preliminary Prospectus” shall mean a preliminary prospectus of the Corporation in respect of Registrable Securities which has been filed with and a receipt issued therefor by the applicable Canadian Securities Authorities, including without limitation all amendments thereto and all material incorporated by reference therein, and includes a preliminary short form prospectus.

“Canadian Prospectus” shall mean a final prospectus in respect of Registrable Securities which has been filed with and a receipt issued therefor by the applicable Canadian Securities Authorities, including without limitation all amendments thereto and all material incorporated by reference therein, and includes a (final) short form prospectus and, where relevant, collectively, a Canadian Base Shelf Prospectus and Canadian Shelf Supplement.

“Canadian Securities Authorities” shall mean any of the British Columbia Securities Commission, Alberta Securities Commission, Saskatchewan Financial and Consumer Affairs Authority, Manitoba Securities Commission, Ontario Securities Commission, Autorité des marchés financiers du Québec, New Brunswick Securities Commission, Nova Scotia Securities Commission, Registrar of Securities (Prince Edward Island), Newfoundland and Labrador Securities Commission, Registrar of Securities (Northwest Territories Justice Securities Registry), Registrar of Securities (Yukon Justice), Nunavut Legal Registries, and any of their successors.

“Canadian Securities Laws” shall mean the securities legislation of each of the provinces and territories of Canada, as amended from time to time, and the rules, regulations, blanket orders and orders and the forms and disclosure requirements made or promulgated under that legislation and the policies, instruments, bulletins and notices of one or more of the Canadian Securities Authorities.

“Canadian Shelf Supplement” has the meaning given to that term in Section 2.2(a)(ii).

“Common Shares” shall mean the common shares in the capital of the Corporation.

“Corporation” is defined in the Preamble.

“Covered Person” is defined in Section 6.1 of this Agreement.

“Demand Registration” shall mean a registration pursuant to Section 2.1(a).

“Disclosure Package” shall mean, with respect to any offering of securities, (i) the preliminary Prospectus, (ii) each Free Writing Prospectus and (iii) all other information, in each case, that is deemed, under Rule 159 promulgated under the Securities Act, to have been conveyed to purchasers of securities at the time of sale of such securities (including a contract of sale).

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, and any successor to such statute, and the rules and regulations of the SEC issued under such Act, as they each may, from time to time, be amended and in effect.

“Exempt Transaction” is defined in Article 4 of this Agreement.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Free Writing Prospectus” shall mean any “free writing prospectus” as defined in Rule 405 promulgated under the Securities Act.

“Governmental Authority” shall mean any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, (iii) any subdivision, agent, commission, board, or authority of any of the foregoing, or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” shall mean any Person party to this Agreement owning Registrable Securities or any Permitted Transferee thereof in accordance with Section 5.5 hereof.

“NI 44-102” has the meaning given to that term in Section 2.2(a)(i).

“Laws” shall mean all applicable laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of or from any Governmental Authority, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the party or parties or its or their business, undertaking, property or securities.

“MJDS” shall mean the U.S./Canada Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Authorities.

“Notice and Questionnaire” shall mean a customary notice of registration statement and selling securityholder questionnaire as requested by the Corporation in connection with the preparation of the Selling Holder disclosures required in the relevant Canadian Preliminary Prospectus, Canadian Prospectus, Prospectus and/or Registration Statement.

“OBCA” shall mean the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as now enacted and as from time to time amended, reenacted or replaced and in effect from time to time.

“Other Holders” has the meaning given to that term in Section 3.1.

“Permitted Transferee” is defined in Section 5.5.

“Person” shall mean any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

“Prospectus” shall mean the prospectus included in a Registration Statement, as amended or supplemented by any prospectus amendment or supplement, including without limitation post-effective amendments and all material incorporated by reference in such prospectus.

“Public Offering” shall mean a public offering and sale of Registrable Securities for cash pursuant to (i) a Canadian Preliminary Prospectus and Canadian Prospectus filed with any Canadian Securities Authority under Canadian Securities Law or (ii) an effective Registration Statement under the Securities Act and includes, for greater certainty, in each case, a Bought Deal.

“Register,” “Registered,” “register” and “registration” shall refer to (i) a prospectus-qualified distribution in any province or territory of Canada pursuant to a Canadian Preliminary Prospectus and Canadian Prospectus of the Corporation filed with one or more Canadian Securities Authorities under Canadian Securities Law with respect to which a receipt is issued by each of such Canadian Securities Authorities, or (ii) a registration effected by preparing and filing a Registration Statement (including a Prospectus therein) or similar document in compliance with the Securities Act and the automatic effectiveness or the declaration or ordering of effectiveness of such Registration Statement or similar document.

“Registrable Securities” shall mean with respect to a Holder (a) all Common Shares originally issued to or held by such Holder on the date hereof, and (b) all Common Shares issued or issuable to such Holder by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise or other adjustments pursuant to the terms of such securities.

As to any particular Registrable Securities, such shares shall cease to be Registrable Securities when (i) such shares shall have been Transferred other than in accordance with Section 5.5 or to one or more Holders; (ii) a receipt has been issued by any Canadian Securities Authority for a Canadian Prospectus and such Registrable Securities have been distributed pursuant to the plan of distribution set forth in such Canadian Prospectus; (iii) a Registration Statement with respect to the sale of such Registrable Securities has been declared effective under the Securities Act and such Registrable Securities have been disposed of in accordance with the plan of distribution set forth in such Registration Statement; (iv) such Registrable Securities are distributed in the United States pursuant to Rule 144, or any similar provision then in force under the Securities Act, and in each case, new certificates for them not required to bear a legend restricting further transfer under Canadian Securities Laws or under the Securities Act are delivered by the Corporation and such Registrable Securities are also not subject to resale restrictions in any province or territory of Canada or the United States; (v) the Holder thereof, together with its Affiliates, beneficially owns less than five percent (5%) of the then outstanding Common Shares and such Registrable Securities may be sold in a single transaction or series of transactions without volume, manner of sale or other limitations under Rule 144(b)(1), or any similar provision then in force under the Securities Act; or (vi) such Registrable Securities cease to be outstanding; provided that any securities that have ceased to be Registrable Securities cannot thereafter become Registrable Securities and any security that is issued or distributed in respect of securities that have ceased to be Registrable Securities is not a Registrable Security.

“Registration Expenses” has the meaning given to that term in Section 5.4.

“Registration Statement” shall mean a registration statement filed by the Corporation with the SEC for a Public Offering under the Securities Act, which may be a Registration Statement on Form F-10, Form S-3, Form F-3 or other available form (but, in each case, other than a registration statement on Form S-8, Form F-8, Form F-80, Form S-4 or Form F-4, or their successors).

“Requesting Holders” shall mean the Holders requesting registration by written notice delivered as contemplated by Section 2.1.

“Rule 144” shall mean Rule 144 under the Securities Act, and any successor rule or regulation thereto, and in the case of any referenced section of such rule, any successor section thereto, collectively and as from time to time amended and in effect.

“SEC” shall mean the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Securities Act” shall mean the Securities Act of 1933, and any successor to such statute, and the rules and regulations of the SEC issued under such Act, as they each may, from time to time, be amended and in effect.

“Securities Regulators” shall mean the Canadian Securities Authorities and the SEC, and any of their successors.

“Selling Holder” shall mean any Holder on whose behalf Registrable Securities are registered pursuant to Article 2 or Article 3 hereof.

“Selling Holder Information” has the meaning given to that term in Section 2.2(b)(i).

“Short-Form Registration” shall mean a registration effected on (a) Form S-3, Form F-3, Form F-10 or other available form (or any successor form), at the discretion of the Corporation and subject to eligibility, or (b) any short-form prospectus qualification document comparable to the foregoing under Canadian Securities Laws, including MJDS.

“Transfer” shall mean any sale, assignment, pledge, hypothecation, granting of security interest in, encumbrance or other transfer or disposition of any Registrable Shares to any other Person, whether directly, indirectly, voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise.

“Underwritten U.S. Shelf Takedown” has the meaning given to that term in Section 2.2(b)(ii).

“Underwritten Registration” or “Underwritten Offering” shall mean a sale of securities of the Corporation to an underwriter for reoffering to the public pursuant to (a) a Canadian Preliminary Prospectus and Canadian Prospectus, or (b) an effective Registration Statement.

“U.S. Demand Notice” has the meaning given to that term in Section 2.2(b)(v).

“U.S. Shelf” has the meaning given to that term in Section 2.2(b)(i).

“U.S. Shelf Registration” shall, at the discretion of the Corporation, mean a registration of securities pursuant to a registration statement filed with the SEC on Form F-10 and offered pursuant to Canadian shelf prospectus offering procedures (if Form F-10 is then eligible for use by the Corporation) or in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

1.3                               [RESERVED.]

ARTICLE 2
REQUIRED REGISTRATIONS.

2.1                               Demand Registrations.

(a)                                 Right to Demand. Subject to the provisions of this Section 2.1 and to the terms of any lock up agreement between the Holder and the Corporation, the Holder that beneficially owns at least a majority of the Registrable Securities then outstanding (individually, a “Requesting Holder” and, collectively, the “Requesting Holders”) may make a written request that the Corporation effect a Public Offering of all or part of the Registrable Securities (a “Demand Registration”); provided that, for an Underwritten Offering, the anticipated aggregate offering price therefor, net of underwriting discounts and commissions, shall be at least CDN$100,000,000. Subject to Section 2.2, all requests made pursuant to this Section 2.1, will specify the aggregate number or amount of Registrable Securities to be registered and will also specify the intended methods of disposition thereof, and, subject to Section 2.1(d), the jurisdiction in which such registration is requested (being the United States and jurisdictions within Canada). Subject to Section 2.1(d), the Corporation will use commercially reasonable efforts to effect such registration of the Registrable Securities in the jurisdiction in which the Corporation has been so requested to register.

(b)                                 Form of Demand Registrations. Subject to Section 2.2, each registration requested pursuant to Section 2.1(a) shall be effected by the filing of a prospectus or registration statement on an applicable Short-Form Registration document, if available (or any other form which includes substantially the same information as would be required to be included in a registration statement on such form as currently constituted).

(c)                                  Notices to Other Holders. Promptly upon receipt of any written request to the Corporation for an Underwritten Offering pursuant to Section 2.1 (but in no event more than 5 Business Days thereafter) which will or is expected to involve a marketing period and, other than in connection with a Bought Deal, the Corporation will serve written notice (the “Demand Notice”) of such registration request to each Holder of Registrable Securities (which Demand Notice shall specify the intended method of disposition of such Registrable Securities), and the Corporation will, subject to Section 5.3, include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within 15 days after the Demand Notice has been given to the applicable parties. The Corporation and, subject to Section 5.3, other Holders of Registrable Securities may include Registrable Securities in such registration, and such other Holders of Registrable Securities shall be given notice of the registration as set forth above. In the event that a request under Section 2.1 is made in connection with a Bought Deal, or another Public Offering which is not expected to include a road show, the notice periods set forth in this Section 2.1(c) shall not be applicable and the Corporation shall give the other Holders (each a “Receiving Holder”) such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals or such other Public Offerings are currently carried out in common market practice of its rights to participate thereunder and the Receiving Holder shall have only such time as is practicable under the circumstances to notify the Corporation and the Holders requesting registration that it will participate in the Bought Deal or such other Public Offering, failing which, the Holders requesting registration shall be free to pursue the Bought Deal or such other Public Offering without the participation of the Receiving Holders.

(d)                                 Limitations. Subject to Section 2.2, 4.3, 4.22, and 5.3, the Corporation will not be required to effect any registration pursuant to Section 2.1 during the period that is 30 days before the Corporation’s good faith estimate of the filing of a Canadian Prospectus or a Registration Statement and ending on the date this is three months after the date of the receipt of any Canadian Prospectus or the effective date of any Registration Statement relating to an Underwritten Offering of securities of the Corporation for its own account or for the account of any holder of its securities other than pursuant to Section 2.1, provided that the Holders were provided with the opportunity to participate by way of incidental registration in accordance with Article 3 of this Agreement in connection with such offering. Subject to the other limitations in this Section 2.1(d), the Corporation will not be required to effect more than two Demand Registrations in any 12 month period.

(e)                                  Selection of Underwriter. If the Holders requesting the registration intend to distribute the Registrable Securities in an Underwritten Offering, they will so advise the Corporation of their request. If requested by the underwriters of such Underwritten Offering, the Corporation together with the Selling Holders will enter into an underwriting agreement with such underwriters for such offering containing such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, customary indemnity and contribution provisions. In respect of any Underwritten Offering in accordance with this Article 2, the majority of the Requesting Holders shall have the right, subject to the consultation and consent of the Corporation (which consent shall not be unreasonably withheld, conditioned or delayed), to select the managing underwriter or underwriters to administer the offering, which managing underwriters shall be one or more firms of recognized standing in the jurisdiction or jurisdictions in which such registration and distribution are sought.

2.2                               Shelf registration

(a)                                 Canadian Shelf Registration

(i)                                     To the extent necessary, the Corporation will file and obtain a final receipt for a new base shelf preliminary short form prospectus and base shelf (final) short form prospectus (a “Canadian Base Shelf Prospectus”) pursuant to the shelf prospectus provisions of National Instrument 44-102 (Shelf Distributions) of the Canadian Securities Authorities (“NI 44-102”) to qualify the distribution of all of the Registrable Securities in each of the provinces and territories of Canada prior to the expiry of the Corporation’s current Canadian Base Shelf Prospectus such that until termination of this Agreement, the Corporation shall have an effective Canadian Base Shelf Prospectus with enough capacity to allow the sale thereunder of all remaining Registrable Securities.

(ii)                                  The Corporation will satisfy any Demand Registration at a time that a Canadian Base Shelf Prospectus is effective by filing a prospectus supplement to the Canadian Base Shelf Prospectus (a “Canadian Shelf Supplement”) with the applicable Canadian Securities Authorities, in accordance with NI 44-102, as soon as practicable, but in any event not later than the third Business Day after the Demand Registration is received.

(b)                                 U.S. Shelf Registration

(i)                                     The Corporation has filed a Short-Form Registration document for the resale of Registrable Securities pursuant to a registration statement filed with the SEC on Form F-10 (the “U.S. Shelf”). The Corporation shall include in a prospectus supplement (that shall be deemed part of the U.S. Shelf) all Registrable Securities with respect to which the Corporation has received a Demand Registration for inclusion therein at least 5 Business Days prior to the date of filing pursuant to a Registration Notice and Questionnaire provided to Holders; provided however, that in order to be named as a selling securityholder in the prospectus supplement, each Holder must furnish to the Corporation in writing such information in writing as may be reasonably requested by the Corporation for the purpose of including such Holder’s Registrable Securities in the prospectus supplement (the “Selling Holder Information”). The Corporation shall include in the prospectus supplement the Selling Holder Information received, to the extent necessary and in a manner so that, upon the filing of such prospectus supplement or promptly thereafter, any such Holder shall be named, to the extent required by the rules promulgated under the Securities Act by the SEC, as a selling securityholder and be permitted to deliver (or be deemed to deliver) a Prospectus relating to the U.S. Shelf prepared in connection with a Registration Statement to purchasers of the Registrable Securities in accordance with applicable law. If the Corporation files an amended version of the Prospectus, the Corporation shall include in such Prospectus the Selling Holder Information that was not included in any previous filed version of the Prospectus. If any Registrable Securities remain issued and outstanding after three years following the initial effective date of such U.S. Shelf, the Corporation shall no less than 90 days prior to the expiration of such U.S. Shelf, file a new U.S. Shelf covering such Registrable Securities and shall thereafter use commercially reasonable efforts to cause to be declared effective as promptly as practical, such new U.S. Shelf. The Corporation shall maintain the effectiveness of the U.S. Shelf in accordance with the terms hereof until the earlier of (a) the date as of which all Registrable Securities have been sold, and (b) the date as of which all Registrable Securities have ceased to be Registrable Securities.

(ii)                                  If the continued use of U.S. Shelf at any time would require the Corporation, in the good faith judgment of the Board, to disclose material non-public information, the premature disclosure of which would materially adversely affect the Corporation or which would materially interfere with any material transaction being considered by the Corporation, the Corporation may, upon giving at least 10 days’ prior written notice of such action to the Holders, suspend use of the U.S. Shelf and/or the Prospectus, as applicable, for up to 45 consecutive days (a “Shelf Suspension”); provided, however, at the expiry of such Shelf Suspension if in the good faith judgment of the Board the disclosure of the material information continues to be premature and the disclosure of which would still materially adversely affect the Corporation or materially interfere with the proposed transaction if made, the Board may continue the Shelf Suspension for additional 30 consecutive days periods; provided, further, however, that the Corporation shall not be permitted to utilize its suspension rights under this Section 2.2(b)(ii) for more than 120 days in total in any consecutive 12-month period. The Corporation shall immediately notify the Holders upon the termination of any Shelf Suspension, amend or supplement the U.S. Shelf and/or the Prospectus as promptly as reasonably practicable so it does not contain any untrue statement or omission and furnish to the Holders such numbers of copies of the prospectuses as so amended or supplemented as the Holders may reasonably request.

(iii)                               Requests for Underwritten U.S. Shelf Takedowns. Subject to the limitations set forth in Section 2.1(a) and 2.1(d), at any time and from time to time after the U.S. Shelf has been declared effective by the SEC, a Holder or Holders that beneficially own at least a majority of the Registrable Securities then outstanding may request to sell all or any portion of their Registrable Securities in an underwritten offering (including an “at-the-market offering” or a “registered direct offering”) that is registered pursuant to the U.S. Shelf (each, an “Underwritten U.S. Shelf Takedown”).

(iv)                              Requests for Non-Underwritten U.S. Shelf Takedowns. If a Holder or Holders that beneficially own at least a majority of the Registrable Securities then outstanding desire to initiate an offering or sale of all or part of such Holder’s Registrable Securities that does not constitute an Underwritten U.S. Shelf Takedown (a “Non-Underwritten U.S. Shelf Takedown”), such Holder shall so indicate in the Demand Registration delivered to the Corporation no later than two Business Days (or in the event any amendment or supplement to the U.S. Shelf is necessary, no later than 5 Business Days) prior to the expected date of such Non-Underwritten U.S. Shelf Takedown, which request shall include (i) the total number of Registrable Securities expected to be offered and sold in such Non-Underwritten U.S. Shelf Takedown, (ii) the expected plan of distribution of such Non-Underwritten U.S. Shelf Takedown and (iii) the action or actions required (including the timing thereof) in connection with such Non-Underwritten U.S. Shelf Takedown (including the delivery of one or more stock certificates representing shares of Registrable Securities to be sold in such Non-Underwritten U.S. Shelf Takedown), and, to the extent necessary, the Corporation shall file and effect an amendment or supplement to its U.S. Shelf for such purpose as soon as practicable; provided, however, that the Corporation shall not be required to file an amendment or supplement to its U.S. Shelf within 30 days of a previous amendment or supplement with respect to a Non-Underwritten U.S. Shelf Takedown.

(v)                                 U.S. Demand Notices. All requests for Underwritten U.S. Shelf Takedowns shall be made by giving written notice to the Corporation (the “U.S. Demand Notice”). Each U.S. Demand Notice shall specify the approximate number of Registrable Securities to be sold in the Underwritten U.S. Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten U.S. Shelf Takedown.

ARTICLE 3
INCIDENTAL REGISTRATION.

(a)                                 Corporation Registration. If the Corporation proposes to register any of its equity securities under Canadian Securities Laws or the Securities Act, for its own account or for the account of any holder of its securities (“Other Holders”) other than pursuant to Section 2.1, on a form or in a manner that would permit registration of Registrable Securities for sale to the public under Canadian Securities Laws or the Securities Act, then prior to the initial filing of the Canadian Preliminary Prospectus, Canadian Shelf Supplement or Registration Statement (as the case may be) the Corporation will give written notice to all Holders of its intention to do so within 10 Business Days prior to the expected date of commencement of marketing efforts in the case of an Underwritten Registration or prior to the expected date of filing the registration otherwise. Upon the written request of one or more Holders given within 7 Business Days after the Corporation provides such notice (which request will state the number or amount of Registrable Securities that is proposed to be included in such Canadian Preliminary Prospectus, Canadian Shelf Supplement or Registration Statement, as the case may be) the Corporation will use commercially reasonable efforts to cause all Registrable Securities, that the Corporation has been requested to register to be registered under Canadian Securities Laws or the Securities Act (as applicable) to the extent necessary to permit their sale or other disposition; provided that the Corporation will have the right to postpone or withdraw any registration initiated by the Corporation prior to a receipt being issued for the Canadian Prospectus or the effectiveness of the Registration Statement, as the case may be, pursuant to this Section 3.1 without obligation to any Holder. Notwithstanding the foregoing, in the event that the Corporation proposes to effect a Bought Deal, or another Public Offering which is not expected to include a road show, the notice periods set forth in this Section 3.1(a) shall not be applicable and the Corporation shall give the other Holders (each a “Receiving Holder”) such notice as is practicable under the circumstances given the speed and urgency with which Bought Deals or such other Public Offerings are currently carried out in common market practice of its rights to participate thereunder and the Receiving Holder shall have only such time as is practicable under the circumstances to notify the Corporation and the Holders requesting registration that it will participate in the Bought Deal or such other Public Offering, failing which, the Corporation shall be free to pursue the Bought Deal or such other Public Offering without the participation of the Receiving Holders.

3.2                               Excluded Transactions. The Corporation will not be obligated to effect any registration of Registrable Securities under this Article 3 incidental to the registration of any of its securities in connection with: (a) any registration relating to employee benefit plans or dividend reinvestment plans; or (b) any registration relating to the acquisition or merger or other type of transaction described in Rule 145 under the Securities Act after the date hereof by the Corporation or any of its subsidiaries of or with any other businesses.

ARTICLE 4
REGISTRATION PROCEDURES.

If and whenever the Corporation is required by the provisions of this Agreement to use commercially reasonable efforts to effect the registration of any of the Registrable Securities under Canadian Securities Laws or the Securities Act, the Corporation and, where applicable, the Selling Holders will take the actions described below in this Article 4.  In addition, if the Corporation is requested by a Holder or Holders to cooperate in a sale of Registrable Securities by such Holder(s) in a transaction exempt from registration or qualification under Canadian Securities Laws or the Securities Act (an “Exempt Transaction”), subject to the other provisions hereof, where such cooperation is reasonably required in connection with such sale, the Corporation shall use commercially reasonable efforts to cooperate with such Holder(s) to effect such sale and generally to take the actions described below in this Article 4, including reasonably participating in marketing efforts.

4.1                               Canadian Prospectus and Prospectus. The Corporation will prepare and (in the case of a registration pursuant to Article 2 (and subject to Sections 2.1(d) and 2.2) hereof, promptly after the end of the period within which requests for registration may be delivered to the Corporation, to the extent applicable) file with, as the case may be, (a) the Canadian Securities Authorities a Canadian Preliminary Prospectus and Canadian Prospectus or (b) the SEC a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective, or (c) both, in each case as specified by the Requesting Holders in the notice requesting such registration; provided, in each case, that the relevant Requesting Holder and Selling Holder shall have furnished to the Corporation a completed and signed Notice and Questionnaire.

4.2                               Amendments and Supplements. The Corporation will prepare and file with the Securities Regulators such amendments and post-effective amendments to the Canadian Preliminary Prospectus and Canadian Prospectus or Registration Statement, as

applicable as may be necessary (i) to keep the applicable Registrable Securities qualified for distribution in Canada for a period (A) as contemplated under 2.2(a) for a Canadian Base Shelf Prospectus or (B) other than for a Canadian Base Shelf Prospectus, of not less than 90 days after the issuance of a receipt for the Canadian Prospectus (or such shorter period which will terminate when all such Registrable Securities have been sold or distribution is otherwise terminated) and/or (ii) to keep the Registration Statement effective for a period ending on the date specified in Section 2.2(b)(i), or, if such Canadian Preliminary Prospectus and Canadian Prospectus relates to an Underwritten Offering, such longer period as in the opinion of counsel for the underwriters the Canadian Prospectus is required by law to be delivered in connection with sales of shares by an underwriter or dealer. The Corporation will cause the Canadian Prospectus and/or the Prospectus to be supplemented by any required supplement, and as so supplemented, to be filed pursuant to any applicable provisions of Canadian Securities Laws, Instruction II.L of Form F-10 or Rule 424 under the Securities Act, as the case may be.

4.3                               Receipt / Effectiveness. The Corporation shall be deemed to have effected a Demand Registration if (i) a receipt is obtained for the Canadian Prospectus from all jurisdictions in Canada where the Registrable Securities subject to such Demand Registration are intended to be distributed and such Canadian Prospectus continues to remain in full force and effect pursuant to that receipt for a period (A) as contemplated under 2.2(a) for a Canadian Base Shelf Prospectus or (B) other than for a Canadian Base Shelf Prospectus, of 90 days (or such shorter period which will terminate when all such Registrable Securities have been sold or distribution is otherwise terminated), (ii) the Registration Statement relating to such Demand Registration is declared effective by the SEC and remains effective for a period as specified in Section 2.2(b)(i), or (iii) subject to Section 5.4(b), at any time after the Holders request a Demand Registration and prior to the issuance of a receipt for a Canadian Prospectus or effectiveness of the Registration Statement, as the case may be, the registration or distribution is discontinued or such Canadian Prospectus or Registration Statement is withdrawn or abandoned, in each case after the filing of the Canadian Prospectus with applicable Canadian Securities Authorities or filing of a Registration Statement with the SEC, as the case may be, at the request of the Requesting Holders.

4.4                               Cooperation. The Corporation will cooperate with the Selling Holders in the disposition of the Registrable Securities covered by such Canadian Preliminary Prospectus and Canadian Prospectus or Registration Statement, as applicable, including without limitation in the case of an Underwritten Offering, by causing key executives of the Corporation and its subsidiaries to participate under the direction of the managing underwriters in marketing efforts, which may include a “road show” and or investor calls, scheduled by such managing underwriters in such locations and of such duration as in the judgment of such managing underwriters are appropriate for such underwritten offering.

4.5                               Notice of Certain Events. The Corporation will notify the Selling Holders and the managing underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (a) when (i) the Canadian Preliminary Prospectus or Canadian Prospectus or any amendment or supplement thereto has been filed or a receipt issued therefor by the applicable Canadian Securities Authorities and/or (ii) the Registration Statement or any amendment thereto has been filed or becomes effective or the Prospectus or any amendment or supplement to the Prospectus has been filed and, in each case, to furnish such Selling Holders and managing underwriters with copies thereof, (b) of any request by the Securities Regulators for amendments or supplements to the Canadian Preliminary Prospectus, the Canadian Prospectus or the Registration Statement (or the related Prospectus), or for additional information, (c) of the issuance by the Securities Regulators of any stop order or cease trade order suspending the effectiveness of the Canadian Prospectus or Registration Statement or any order preventing or suspending the use of any Preliminary Canadian Prospectus, Canadian Prospectus, preliminary Prospectus or Prospectus, or the initiation or threatening of any proceedings for such purposes, and (d) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

4.6                               Executed Copies of Canadian Prospectus and Registration Statement. The Corporation will furnish to each Selling Holder and each managing underwriter, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Canadian Preliminary Prospectus, the Canadian Prospectus or the Registration Statement, as the case may be, and any post-effective amendment or supplement thereto, including without limitation financial statements and schedules, all documents incorporated therein by reference and all exhibits (including without limitation those incorporated by reference).

4.7                               Copies of Canadian Prospectus and Prospectus. The Corporation will deliver to each Selling Holder and the underwriters, if any, without charge, as many copies of the Canadian Preliminary Prospectus, the Canadian Prospectus and the Prospectus (including without limitation each preliminary Prospectus), as the case may be, and any amendment or supplement thereto, as such Persons may reasonably request (it being understood that by such delivery the Corporation consents to the use of the Canadian Preliminary Prospectus, the Canadian Prospectus and the Prospectus, as the case may be, or any amendment or supplement thereto, by each of the Selling Holders and the underwriters, if any, in connection with the offering and sale of the shares covered by the Canadian Preliminary Prospectus, the Canadian Prospectus and the Prospectus, as the case may be, or any amendment or supplement thereto).

4.8                               Blue Sky Qualification. The Corporation will on or prior to the date on which a Registration Statement is declared effective use commercially reasonable efforts to register or qualify, and cooperate with the Selling Holders, the managing underwriter or agent, if any, and their respective counsel in connection with the registration or qualification of such shares for offer and sale under the securities or blue sky laws of each state and other jurisdiction of the United States as any such Selling Holder, underwriter or agent reasonably requests in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for so long as such Registration Statement remains in effect and so as to permit the continuance of sales therein for as long as may be necessary to complete the distribution of the Registrable Securities covered by the Registration Statement, provided that the Corporation will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject.

4.9                               Stop Orders, Etc. The Corporation will make every reasonable effort to prevent the issuance, or obtain the withdrawal, of any stop order, cease trade order or other order suspending the use of any Canadian Preliminary Prospectus or Canadian Prospectus, preliminary Prospectus or Prospectus, or suspending any qualification of the Registrable Securities covered by the Canadian Preliminary Prospectus, the Canadian Prospectus or the Registration Statement, as the case may be.

4.10                        Free Writing Prospectus. With respect to each Free Writing Prospectus or other materials to be included in the Disclosure Package, the Corporation will ensure that no Registrable Securities be sold “by means of” (as defined in Rule 159A(b) promulgated under the Securities Act) such Free Writing Prospectus or other materials without the prior review and approval of counsel to the Holders; provided, however, the Corporation shall not be responsible or liable for any breach by a Holder that has not obtained the prior written consent of the Corporation pursuant to Section 7.15.

4.11                        CUSIP. The Corporation will provide a CUSIP number for the Registrable Securities prior to the effective date of the first Registration Statement including Registrable Securities.

4.12                        FINRA. The Corporation will cooperate with each Holder of Registrable Securities and each underwriter participating in the disposition of such Registrable Securities and underwriters’ counsel in connection with any filings required to be made with FINRA.

4.13                        Filing Fee. The Corporation will, within the deadlines specified by the Securities Act, make all required filing fee payments in respect of any Registration Statement or Prospectus used under this Agreement (and any offering covered thereby).

4.14                        Additional Information. The Corporation will, if requested by any participating Holder of Registrable Securities or the managing underwriters (if any), promptly include in a Canadian Prospectus or Prospectus supplement or amendment such information as the Holder or managing underwriters (if any) may reasonably request, including relating to the intended method of distribution of such securities, and make all required filings of such Canadian Prospectus or Prospectus supplement or such amendment as soon as reasonably practicable after the Corporation has received such request.

4.15                        Certificate. The Corporation will, in the case of certificated Registrable Securities, if any, cooperate with the participating Holders of Registrable Securities and the managing underwriters (if any) to facilitate the timely preparation and delivery of certificates (not bearing any legends) representing Registrable Securities to be sold after receiving written representations satisfactory to the Corporation from each participating Holder that the Registrable Securities represented by the certificates so delivered by such Holder will be transferred in accordance with the Registration Statement, and enable such Registrable Securities to be in such denominations and registered in such names as the Holders or managing underwriters (if any) may reasonably request at least two Business Days prior to any sale of Registrable Securities.

4.16                        Opinion of Counsel; Comfort Letter. The Corporation will use commercially reasonable efforts to obtain all legal opinions, auditors’ consents and comfort letters and experts’ cooperation as may be required, including without limitation (a) an opinion of counsel for the Corporation, (b) a comfort letter signed by the independent public accountants who have audited the Corporation’s financial statements included in such Canadian

Preliminary Prospectus, Canadian Prospectus or Registration Statement (as the case may be), covering substantially the same matters as are customarily covered in opinions of issuer’s and the seller’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities and (c) officers’ certificates and other customary closing documents.

4.17                        Listing and Transfer Agent. The Corporation will use commercially reasonable efforts to continue to be listed on either the Toronto Stock Exchange or the Nasdaq Stock Market. The Corporation will provide and cause to be maintained a transfer agent and registrar for its Common Shares.

4.18                        Underwriters. Except as required by Law, the Corporation will refrain from naming any Holder as an underwriter in a Registration Statement without first obtaining such Holder’s written consent.

4.19                        General Compliance with Federal Securities Laws: Section 11(a) Earning Statement. The Corporation will use commercially reasonable efforts to comply with all applicable rules and regulations of the Securities Regulators, any governmental authority and any applicable securities exchange and make generally available to its security holders, as soon as reasonably practicable (but not more than eighteen months) after the effective date of a Registration Statement, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act and any applicable regulations thereunder, including without limitation Rule 158 under the Securities Act.

4.20                        Notice of Canadian Prospectus or Prospectus Defects. The Corporation will promptly notify the Selling Holders and the managing underwriters, if any, at any time during the period of effectiveness or qualification for distribution set forth in Section 4.3 above, when the Corporation becomes aware of the happening of any event as a result of which the Canadian Preliminary Prospectus, the Canadian Prospectus or the Prospectus included in such Registration Statement (as then in effect), contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities, when such Canadian Preliminary Prospectus, Canadian Prospectus or the Prospectus was delivered or if for any other reason it shall be necessary during such time period to amend or supplement the Canadian Preliminary Prospectus, the Canadian Prospectus or the Prospectus, in order to comply with Canadian Securities Laws or the Securities Act and, in either case promptly thereafter, prepare and file with the Securities Regulators, and furnish without charge to the Selling Holders and the managing underwriters, if any, a supplement or amendment to such Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus, which will correct such statement or omission or effect such compliance. Each Holder agrees that, upon receipt of any notice from the Corporation of the happening of any event of the kind described in this Section 4.20, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement, until the supplemented or amended Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus, contemplated by this Section 4.20 has been filed, or until it is advised in writing by the Corporation that the use of the Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Canadian Preliminary Prospectus, Canadian

Prospectus or Prospectus, and, if so directed by the Corporation, such Holder will deliver to the Corporation (at the Corporation’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Canadian Preliminary Prospectus, Canadian Prospectus or Prospectus covering such Registrable Securities current at the time of receipt of such notice.

4.21                        Corporation Lock-Up. In the case of an Underwritten Offering requested to be effected by the Requesting Holders hereunder, if requested by the underwriters, the Corporation will refrain for a period from seven days before until 90 days after pricing of such Underwritten Offering, from directly or indirectly selling, offering to sell, announcing any intention to sell, granting any option for the sale of, or otherwise disposing of any common equity or securities convertible into common equity in a public offering other than pursuant to (i) the Corporation employee equity plans, (ii) a merger, acquisition, exchange offer, or subscription offer, or (iii) Registrable Securities in accordance with this Agreement or other registration rights agreement to which the Corporation is party unless permitted by the terms thereof.

4.22                        Delay of Registration and Suspension of Offering. If the Corporation is requested to effect a Demand Registration or assist with an Exempt Transaction and the Board reasonably determines it would materially interfere with any material transaction being considered at the time, would require the disclosure of material non-public information, the premature disclosure of which would materially adversely affect the Corporation, or be detrimental to the Corporation and its security holders for such Canadian Preliminary Prospectus or Canadian Prospectus to be filed on or before the date such filing would otherwise be required hereunder, the Corporation shall have the right to defer such filing or refrain from assisting with the Exempt Transaction for a period of not more than 45 days after receipt of the request for such registration or assistance and at the expiry of such 45 day period the Board will review whether such registration or assistance would, in the good faith judgment of the Board, materially interfere with the proposed transaction or be detrimental to the Corporation and its security holders in which case the Board may delay such registration or assistance for additional 30 day periods, provided, that the Corporation shall not be permitted to utilize its delay rights under this Section 4.22 for more than 120 days in total in any consecutive 12-month period.

4.23                        Participation by Selling Security Holders. In connection with the preparation and filing of each Canadian Preliminary Prospectus, Canadian Prospectus or Registration Statement, and before filing any such Canadian Preliminary Prospectus, Canadian Prospectus, Registration Statement or any other document in connection therewith, the Corporation shall (a) give the Selling Holders and their underwriters, if any, and their respective counsel and accountants, a copy of such documents before filing with the Securities Regulators and the opportunity to review and comment on, and participate in the preparation of, such Canadian Preliminary Prospectus or Canadian Prospectus (or, as applicable, such Registration Statement and each Prospectus and Free Writing Prospectus included therein or filed with the SEC) and each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned Persons such opportunities to discuss the business of the Corporation with its officers and the independent public accountants who have audited its financial statements as shall be necessary, in the opinion of such Holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of Canadian Securities Laws or the Securities Act and (b) not less than 15 calendar days prior to the effective time of the Canadian Prospectus or

Registration Statement, or such shorter time as is practicable under the circumstances, mail a Notice and Questionnaire to the Selling Holders; provided that no Holder shall be entitled to be named as a selling securityholder in the Canadian Prospectus or the Registration Statement as of its effectiveness, and no Holder shall be entitled to use the prospectus forming a part thereof for resales of Registrable Securities at any time, unless such holder has returned a completed and signed Notice and Questionnaire to the Corporation (or its counsel) by the deadline for response set forth therein; and provided, further, that holders of Registrable Securities shall have at least 10 calendar days from the date on which the Notice and Questionnaire is first mailed or transmitted to such holders to return a completed and signed Notice and Questionnaire to the Corporation (or its counsel), or such shorter time as is practicable under the circumstances.

4.24                        Other Actions. The Corporation will use its reasonable best efforts to take all other actions necessary or customarily taken by issuers to effect the registration and sale of and its commercially reasonable efforts to take all other actions necessary to effect the sale of, the Registrable Securities contemplated hereby, to the extent reasonably requested by the Underwriters.

ARTICLE 5
CERTAIN OTHER PROVISIONS.

5.1                               Additional Procedures. The Selling Holders will take all such actions and execute all such documents and instruments that are reasonably requested by the Corporation to effect the sale of their Registrable Securities under the terms of this Agreement, including, without limitation, being parties to the underwriting agreement entered into by the Corporation and any other Selling Holders in connection therewith.

5.2                               Underwritten Registrations. No Person may participate in any Underwritten Registration hereunder unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements applicable to such offering, and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents requested by the underwriters.

5.3                               Underwriter’s Cutback.

(a)                                 Notwithstanding any other provision of this Agreement, if a registration involves an Underwritten Offering and the managing underwriter or underwriters of such proposed Underwritten Offering advises the Corporation that in its opinion the number of securities requested to be included in such registration would adversely affect the price, timing or distribution of the securities offered, then the Corporation may limit the number of Registrable Securities to be included in the Canadian Prospectus or a Registration Statement, as applicable, for such offering. The number of shares that are entitled to be included in the registration and underwriting will be allocated in the following manner:

(i)                                     if the Underwritten Offering is the result of a demand under Article 2 (i) first, shares of Corporation equity securities, other than Registrable Securities, requested to be included in such registration by shareholders will be excluded, and (ii) second, Registrable Securities requested to be included in such registration by the Holders will be excluded, allocated among such Holders pro rata based on the aggregate number of Registrable Securities held by such Holders;

(ii)                                  if the Underwritten Offering is the result of an incidental registration under Article 3, the number of shares that are entitled to be included in the registration and underwriting will be allocated in the following manner: (i) first, other securities not listed in (ii) or (iii) below requested to be included in such registration will be excluded, (ii) second, Registrable Securities requested to be included in such registration by the Holders will be excluded, allocated among such Holders pro rata based on the aggregate number of Registrable Securities held by such Holders and (iii) third, shares of Corporation equity securities, other than Registrable Securities, proposed to be sold by the Corporation or requested to be included in such registration by Other Holders requesting such registration as applicable, will be excluded.

5.4                               Registration Expenses.

(a)                                 All expenses incident to the Corporation’s performance of or compliance with this Agreement, including, without limitation, (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with any stock exchange or the Securities Regulators (including without limitation FINRA), (ii) all fees and expenses of compliance with state securities or blue sky laws (including without limitation fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities under the laws of such jurisdictions as the managing underwriters may designate), (iii) all printing and related messenger and delivery expenses (including without limitation expenses of printing certificates for the shares in a form eligible for deposit with CDS Clearing and Depository Services Inc. and/or The Depository Trust Corporation and of printing prospectuses or similar documents), (iv) all fees and disbursements of counsel for the Corporation and of all independent certified public accountants and chartered accountants of the Corporation (including without limitation the expenses of any special opinions, audits and comfort letters required by or incident to such performance), (v) Securities Act liability insurance if available and the Corporation so desires, (vi) all fees and disbursements of underwriters customarily paid by the issuers or sellers of securities, but excluding Selling Expenses, (vii) all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange, and (viii) all fees and disbursements of one counsel in Canada and one counsel in the United States for the Selling Holders (all such expenses being herein called “Registration Expenses”), will be borne by the Corporation, regardless of whether a receipt is issued for the Canadian Prospectus or the Registration Statement becomes effective. The Selling Holders shall be responsible for all underwriting discounts and commissions and transfer taxes relating to any sale by the Selling Holders of Registrable Securities (the “Selling Expenses”).

(b)                                 The Corporation, however, shall not be required to pay for any expenses of a registration requested pursuant to Section 2.1 hereof if the registration request is withdrawn at any time at the request of Requesting Holders (in which case all Requesting Holders shall bear such expenses). However, if the Requesting

Holders have learned of information (other than information known to them at the time they made their request) that, in the good faith judgment of the Requesting Holders, is reasonably likely to have a material adverse effect on the business or prospects of the Corporation, then the Requesting Holders shall not be required to pay any of such expenses in the case of a registration requested pursuant to Section 2.1.

5.5                               Transfer of Rights. The rights to cause the Corporation to register Registrable Securities pursuant to Sections 2.1(a) and Article 3, including without limitation the right to request one or more Demand Registrations, may be assigned in whole or in part by any Holder to a Permitted Transferee (as defined below), and by such Permitted Transferee to a subsequent Permitted Transferee, but only if such rights are Transferred to any one or more Affiliates of such Holder.  Any transferee to whom rights under this Agreement are Transferred will (x) as a condition to such Transfer, deliver to the Corporation a written instrument by which such transferee agrees to be bound by the obligations imposed upon Holders under this Agreement to the same extent as if such transferee were a Holder under this Agreement and (y) be deemed to be a Holder hereunder. Any Person to whom rights under this Agreement are Transferred in accordance with this Section 5.5 shall be a “Permitted Transferee.”

5.6                               U.S. Private Sale and Legends.

(a)                                 The Corporation agrees that nothing in this Agreement shall prohibit the Holders, at any time and from time to time, from selling or otherwise transferring Registrable Securities pursuant to a private sale or other transaction which is not registered pursuant to the Canadian Securities Laws or the Securities Act.

(b)                                 At the request of a Holder and to the extent the Registrable Securities are subject to a restrictive legend, whether such securities are certificated or held in book-entry form, the Corporation shall remove from each certificate evidencing Registrable Securities, any legend if the Corporation is reasonably satisfied (based upon an opinion of counsel or, in the case of a Holder that is not an Affiliate of the Corporation proposing to transfer such securities pursuant to Rule 144(b)(1) of the Securities Act, other evidence, which may, if reasonably requested by the Corporation, be an opinion of counsel), that the securities evidenced thereby may be publicly sold without registration under the Securities Act.

5.7                               Rule 144 and Rule 144A; Other Exemptions. With a view to making available to the Holders of Registrable Securities the benefits of Rule 144 and Rule 144A promulgated under the Securities Act and other rules and regulations of the SEC that may at any time permit a Holder of Registrable Securities to sell securities of the Corporation to the public without registration, the Corporation covenants that it will use its commercially reasonable efforts (i) to file in a timely manner all reports and other documents required, if any, to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted thereunder and (ii) make available information necessary to comply with Rule 144 and Rule 144A, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 and Rule 144A promulgated under the Securities Act (if available with respect to resales of the

Registrable Securities), as such rules may be amended from time to time, or any other rules or regulations that are successor provisions to Rule 144 or Rule 144A or are substantially consistent therewith.

ARTICLE 6
INDEMNIFICATION.

6.1                               Corporation Indemnification. Subject to the other provisions of this Article 6, the Corporation will, and will cause each of its subsidiaries to, jointly and severally (solidarily), to the extent permitted by applicable law, indemnify and hold harmless each Selling Holder, any Person who is or might be deemed to be a controlling Person of such Selling Holder or any of its subsidiaries within the meaning of Canadian Securities Laws or any analogous provision of the Securities Act or the Exchange Act, their respective direct and indirect partners, advisory board members, directors, officers, trustees, members and shareholders, and each other Person, if any, who controls any such Selling Holder or any such holder within the meaning of Canadian Securities Laws or any analogous provision of the Securities Act or the Exchange Act (each such Person being a “Covered Person”) against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act, state securities laws or any other applicable securities Laws, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (a) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in (i) any Canadian Preliminary Prospectus or Canadian Prospectus or (ii) any Registration Statement under which such Registrable Securities were registered under the Securities Act or the Disclosure Package, Prospectus, Free Writing Prospectus or any amendment or supplement thereto, (b) any omission or alleged omission to state a material fact required to be stated in such documents or necessary to make the statements therein in light of the circumstance under which they were made not misleading or to provide full, true and plain disclosure of all material facts regarding the Registrable Securities; or (c) any violation or alleged violation by the Corporation or any of its subsidiaries of any applicable securities Laws in connection with the offer and sale of Registrable Securities and the Corporation will, and will cause each of its subsidiaries to, jointly and severally (solidarily), reimburse such Covered Person for any legal or any other expenses reasonably incurred by such Covered Person in connection with investigating, responding to or defending any such actual or alleged loss, claim, damage, liability or action; provided, however, that the Corporation will not be liable in any case to any Selling Holder to the extent that such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission in any Canadian Preliminary Prospectus, Canadian Prospectus, Registration Statement or Disclosure Package in reliance upon and in conformity with information concerning the Selling Holder furnished in writing to the Corporation by or on behalf of such Selling Holder specifically for use therein. The indemnities of the Corporation and of its subsidiaries contained in this Section 6.1 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of securities. This indemnity agreement will be in addition to any liability which the Corporation may otherwise have.

6.2                               Seller Indemnification. Each Selling Holder will, to the extent permitted by applicable law, indemnify and hold harmless the Corporation and its subsidiaries, each of their directors and officers and each Person (other than such Selling Holder), if any, who controls the

Corporation or any of its subsidiaries within the meaning of Canadian Securities Laws or any analogous provision of the Securities Act or the Exchange Act, and each other Selling Holder, against any losses, claims, damages or liabilities to which the Corporation, its subsidiaries, such directors and officers, such controlling Person or such other Selling Holder, may become subject under Canadian Securities Laws, the Securities Act, Exchange Act, state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based solely upon (a) any untrue statement of a material fact contained in (i) any Canadian Preliminary Prospectus or Canadian Prospectus or (ii) any Registration Statement under which such Registrable Securities were registered under the Securities Act, the Disclosure Package, Prospectus, or any amendment or supplement thereto, or (b) the omission to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstance under which they were made not misleading or to provide full, true and plain disclosure of all material facts, if the statement or omission described in the foregoing clauses (a) and (b) was made in reliance upon and in conformity with information relating to such Selling Holder furnished in writing to the Corporation by or on behalf of such Selling Holder, specifically for use in such (i) Canadian Preliminary Prospectus or Canadian Prospectus or (ii) Registration Statement, Disclosure Package, Prospectus, or any amendment or supplement thereto; provided, however, that the obligations of such Selling Holder hereunder and under Section 6.4 will be limited to an amount equal to the net proceeds to such Selling Holder (after deducting all underwriter’s discounts and commissions and all other expenses paid by such Holder in connection with the registration in question) from the disposition of Registrable Securities pursuant to such registration. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Corporation and any of its subsidiaries or any such director, officer or controlling Person and shall survive any transfer of securities.

6.3                               Notice of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Article 6, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give such notice will not relieve such indemnifying party of its obligations under this Article 6, except to the extent that such indemnifying party is materially prejudiced by such failure. In case any such action is brought against an indemnified party, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and (subject to the following sentence) after notice from an indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof. The indemnified party may participate in such defense at such party’s expense; provided, however, that the indemnifying party will pay counsel expenses if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between the indemnified party and any other party represented by such counsel in such proceeding; provided, further, that in no event will the indemnifying party be required to pay the expenses of more than one law firm as counsel for all indemnified parties pursuant to this sentence. If, within 30 days after receipt of the notice, such indemnifying party has not elected to assume the defense of the action, such indemnifying party will be responsible for any legal or other expenses reasonably incurred by such indemnified party in connection with the defense of the action, suit, investigation, inquiry or proceeding. An indemnifying party may, in the defense of any such claim or litigation, consent to the entry of a judgment or enter into a settlement without the consent of the indemnified party only if such judgment or settlement contains a general release of the indemnified party in respect of such claims or litigation. An indemnified party may, in the defense of any such claim or litigation, consent to the entry of a judgment or enter into a settlement without the consent of the indemnifying party only if such judgment or settlement contains a general release of the indemnifying party in respect of such claims or litigation and does not involve injunctive or similar remedy likely to establish a custom or practice adverse to the continuing business interests of the indemnifying party.

6.4                               Contribution. If the indemnification provided for in Section 6.1 or 6.2 hereof is unavailable to a party that would have been an indemnified party under any such Section in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each party that would have been an indemnifying party thereunder will, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative fault of such indemnifying party on the one hand and such indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof). The relative fault will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or such indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties agree that it would not be just and equitable if contribution pursuant to this Section 6.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the preceding sentence. The amount paid or payable by a contributing party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to in this Section 6.4 will include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the foregoing, (i) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation and, (ii) the total amount to be contributed by any Holder pursuant to this Section 6.4 shall be limited to the net proceeds (after deducting underwriters’ discounts and commissions) received by such Holder in the offering to which such Public Offering relates.

ARTICLE 7
MISCELLANEOUS.

7.1                               Entire Agreement. This Agreement, together with any documents, instruments and certificates explicitly referred to herein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, with respect thereto.

7.2                               Amendment and Waiver. This Agreement may be amended, modified, extended or terminated, and the provisions hereof may be waived, only by an agreement in writing signed by the Corporation and the Holders holding a majority of the Registrable Securities then issued and outstanding for so long as such Holders hold Registrable Securities; provided that in the event that such amendment, modification, supplement, waiver or consent would treat a Holder or group of Holders in a manner different from any other Holders, then such amendment or waiver will require the consent of such Holder or the Holders of a majority of the Registrable Securities of such group adversely treated. Each such amendment, modification, extension, termination and waiver shall be binding upon each party hereto. In addition, each party hereto may waive any right hereunder by an instrument in writing signed by such party or holder. Any such amendment, termination or waiver will be binding on all Holders. No waiver of any terms or conditions of this Agreement shall operate as a waiver of any other breach of such terms and conditions or any other term or condition, nor shall any failure of any party to enforce any provision hereof operate or be construed as a waiver of such provision or of any other provision hereof and shall not affect the right of such party thereafter to enforce each provision of this Agreement in accordance with its terms. No written waiver hereunder, unless it by its own terms explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provisions being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

7.3                               Further Assurances. Each of the parties hereto shall execute all such further instruments and documents and take all such further action as any other party hereto may reasonably require in order to effectuate the terms and purposes of this Agreement.

7.4                               Termination. The obligations of the Corporation and of any Holder, other than those obligations contained in Article 6, shall terminate with respect to the Corporation and such Holder as soon as such Holder no longer holds any Registrable Securities.

7.5                               [RESERVED.]

7.6                               Specific Performance. The Parties hereto shall have all remedies available at law, in equity or otherwise in the event of any breach or threatened breach or violation of this Agreement or any default hereunder by a party. The parties acknowledge and agree that any breach of this Agreement shall cause the other non-breaching parties irreparable harm, and that in addition to any other remedies which may be available, each of the parties hereto will be entitled, without the posting of bond, to specific performance of the obligations of the other parties hereto and, in addition, to such other equitable or injunctive remedies (including preliminary or temporary relief or injunctions) as may be appropriate in the circumstances. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies available under this Agreement or otherwise.

7.7                               Authority; Effect. Each party hereto represents and warrants to and agrees with each other party that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized on behalf of such party and do not violate any agreement or other instrument applicable to such party or by which its assets are bound. This Agreement does not, and shall not be construed to, give rise to the creation of a partnership among any of the parties hereto, or to constitute any of such parties members of a joint venture or other association.

7.8                               Notices. Any notices and other communications required or permitted in this Agreement shall be effective if in writing and (a) delivered personally, (b) sent by facsimile or email, or (c) sent by Federal Express, DHL or UPS, in each case, addressed as follows:

(a)                                 if to the Corporation, at:

The Stars Group Inc.
200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

Attention:	Marlon Goldstein, EVP & CLO
E-mail:	marlon.goldstein@starsgroup.com

with a copy to:

Blake Cassels & Graydon LLP
199 Bay Street, Suite 4000
Toronto, ON M5L 1A9

Attention:	Michael Gans
Fax:	416-863-2653
E-mail:	michael.gans@blakes.com

(b)                                 if to the Holder:

Attention:	Carl Hansen
Address:	3rd Floor, Sir Walter Raleigh House
48-50 The Esplanade, St Helier
Jersey
JE2 3QB
Email:	CVCJersey@cvc.com; CyanBlue@saltgate.com

with a copy to:

Tim Wilmot
Address:	Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London
EC4Y 1HS
Email:	tim.wilmot@freshfields.com

Notice to the holder of record of any Registrable Security shall be deemed to be notice to the holder of such Registrable Security for all purposes hereof.

Unless otherwise specified herein, such notices or other communications shall be deemed effective (a) on the date received, if personally delivered, (b) on the date received if delivered by facsimile or email on a Business Day, or if not delivered on a Business Day, on the first Business Day thereafter, or (c) two Business Days after being sent by Federal Express, DHL or UPS. Each of the parties hereto will be entitled to change the particulars of their respective notice address for the purposes of this Section 8.5 by giving notice as aforesaid (as may be changed from time to time in accordance with this sentence) to each of the other parties hereto.

7.9                               Descriptive Headings. The descriptive headings of this Agreement are for convenience of reference only, are not to be considered a part hereof and shall not be construed to define or limit any of the terms or provisions hereof.

7.10                        Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument.

7.11                        Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

7.12                        Exercise of Rights and Remedies. No delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

7.13                        Governing Law. This Agreement and all claims arising out of or based upon this Agreement or relating to the subject matter hereof shall be governed and interpreted by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, including without limitation the OBCA, without reference to or giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

7.14                        Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdictions of the Superior Court of Ontario for the purpose of any action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named court, that its property is exempt or immune from attachment or execution, that any such proceeding brought in the above-named court is improper, or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court and (c) hereby agrees not to commence or maintain any action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof or thereof other than before the above-named court nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation to any court other than the above-named court whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, to the extent that any party hereto is or becomes a party in any litigation in connection with which it may assert indemnification rights set forth in this agreement, the court in which such litigation is being heard shall be deemed to be included in clause (a) above. Notwithstanding the foregoing, any party to this Agreement may commence and maintain an action to enforce a judgment of the above-named court in any court of competent jurisdiction. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by the laws of Ontario, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7.8 hereof is reasonably calculated to give actual notice.

7.15                        Free Writing Prospectus Consent. No Holder shall use a Holder Free Writing Prospectus without the prior written consent of the Corporation, which consent shall not be unreasonably withheld, conditioned or delayed.

7.16                        No Required Sale. Nothing in this Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement.

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IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

THE STARS GROUP INC.

By:	/s/ Brian Kyle
Name: Brian Kyle
Title: Chief Financial Officer

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first written above.

CYAN BLUE JERSEYCO LIMITED

By:	/s/ Carl John Hansen
Name: Carl John Hansen
Title: Director